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(VIVENDI UNIVERSAL LOGO)


                    VIVENDI UNIVERSAL MAINTAINS 2004 OUTLOOK

Paris April 20, 2004 - Vivendi Universal [PARIS BOURSE: EX FP; NYSE: V] firmly denies market rumors that it modified its outlook for 2004. Vivendi Universal maintains its 2004 outlook, as announced on March 17 during the presentation of its 2003 results, to be comprised of:

      -     very strong growth in adjusted net income;

      - strong growth in operating income, excluding VUE, NBC Universal and Telepiu;

      - stable consolidated cash flow from operations, excluding VUE, NBC Universal and Telepiu;

      -     net debt below 5 billion euros; and

      -     being in a position to pay a dividend to our shareholders in 2005.

Forward-Looking Statements Disclaimer:

This press release contains "forward-looking statements" as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance. Actual results may differ materially from these forward-looking statements as a result of a number of risks and uncertainties, many of which are outside our control, including but not limited to: the risk that the growth targets expected to be reached in 2004, as well as the net debt target and dividend payment expectation for 2004, will not materialize in the timing or at the levels stated above; as well as the risks described in the documents Vivendi Universal has filed with the U.S. Securities and Exchange Commission and with the French Autorite des Marches Financiers. Investors and security holders may obtain a free copy of documents filed by Vivendi Universal with the U.S. Securities and Exchange Commission at www.sec.gov or directly from Vivendi Universal. Vivendi Universal does not undertake, nor has any obligation, to provide updates or revise any forward-looking statements.

Media                                INVESTOR RELATIONS
                                     PARIS
PARIS                                Daniel Scolan
Antoine Lefort                       +33 (1).71.71.3291
+33 (1).71.71.1180                   Laurence Daniel
Agnes Vetillart                      +33 (1).71.71.1233
+33 (1).71.71.3082
Alain Delrieu                        NEW YORK
+33 (1).71.71.1086                   Eileen McLaughlin
                                     +(1) 212.572.8961